103 Metig St	Phone: (705) 253-0339 x 25
Sault Ste Marie, ON	Email: info@bio-carb.com
P6A 5K9	Web : www.bio-carb.com

April 11, 2011

Larry Spirgel
C/o Kate Beukenkamp
United States Securities Exchange Commission
100F St NE
Washington, DC 20549

By Fax:  703 813 6986

Subject:	Bio-Carbon Solutions International Inc
Amended Form 8-K
Filed February 25, 2011
File No. 333-148546

Dear Sir/Madam

Thanks for your comments/request for information of March 24, 2011.

General

1.
We note your response to comment one in our letter dated February 7, 2011. Please further revise to provide additional background regarding both license acquisitions. This disclosure should identify and explain all material relationship that existed between Elemental Protective Coatings or its affiliates and Lacey Holdings and 1776729 and their affiliates. For example, we note that Dr. Duchesne, your current CEO, held the Lacey license before selling it to Lacey Holdings, which then licensed it back to the company. If no additional relationships existed, explain how the parties were introduced and decided to enter into the license agreements, identifying any third parties that played a material role in arranging or facilitating the transactions. Additionally, please discuss the nature and amount of consideration given or received between the company, Lacey holdings and 1776729 Ontario Corporation. Please refer to Item 201(c) and (d) of Form 8-K.

The response to this question was reported on page 6 of 2.02 of Form 8K/A filed on February 25, 2011.  Here is a paragraph taken out of form 8K/A as filed:

Remote Verification Technologies & Compliance CO2 Offsets

103 Metig St	Phone: (705) 253-0339 x 25
Sault Ste Marie, ON	Email: info@bio-carb.com
P6A 5K9	Web : www.bio-carb.com

The Lacey Holdings Licence was originally purchased from Dr. Duchesne by Lacey Holdings Inc which is a private company owned exclusively by Mr Christopher Skinner.  Mr. Wilkes, as CEO of Elemental Protective Coatings, while scoping business potential for the Company, identified the Lacey Holdings license as a business opportunity.  Furthermore, as management delved into the carbon market and with the emergence of supporting cap-and-trade legislation in California, it became evident that engaging in carbon development projects also offered new business opportunities.  Consequently, the business improved its business plan and made the acquisition of the 1776729 license which permits a greater offering of services than the Lacey Holdings Inc license.  Mr. Duchesne is not a shareholder or a director of Lacey Holdings or related to the only shareholder, officer or director of Lacey Holdings Inc.  There is no relationship between Lacey Holdings, the directors of the Company or its management.

Section 1 – Registrant’s Business and Operations, page 2

2.	Please revise your disclosure to discuss the material terms of the Lacey Holdings license including, but not limited to, payments, fees, and other material terms. Also file the license as an exhibit.

This license was filed on 2010-11-16 as exhibit to our 8K filing of the same date.

3.
Please provide a concise explanation of the natural of each license and the products or services that you expect each license to allow you to offer. For example, clarify whether the Lacey license is for software and explain what that software does. In addition, clarify whether the intellectual property of the 1776729 license consists primarily of knowledge and/or relationships of your officers with respect to participants in the carbon credit market.

Lacey license:  consists of software and what it does was described in section 2.02, page 5 of the 8K/A filing of February 25, 2011:

The technology acquired from Lacey Holdings can be offered to various consulting clients, for example, in assessing the life cycle analysis of different biomass options for the displacement of coal: assessing the carbon footprint of wood biomass, emissions from the combustions municipal solid refuse, emissions from forested, aquatic or agricultural ecosystems or methane emission from coal beds.  This technology is derived from a number of scholarly papers.  The algorithms used in the software are summarized by the following equation:

Remote Verification Technologies & Compliance CO2 Offsets

103 Metig St	Phone: (705) 253-0339 x 25
Sault Ste Marie, ON	Email: info@bio-carb.com
P6A 5K9	Web : www.bio-carb.com

Where P=carbon pools a to x; L=carbon leakage sources a to x; S=carbon sources a to x.  Mol:  molecular ration between biomass and molecular weight of carbon dioxide; GWP:  Green house warming potential based as compared to carbon dioxide;  Δ= carbon offset potential or carbon deficit in tonnes.

1776729 License:  consists primarily of knowledge and/or relationships as described in section 2.02, page 8 of the 8K/A filing of February 25, 2011:

More precisely the 1776729 License provides the Company with the means to engage in carbon development as the license is based on 1: Knowledge of and/or relationships with technology providers in various manufacturing sectors who own technologies that can be used by carbon emitters to meet emission reduction requirements; 2.    Knowledge of and/or relationships with land owners in various countries with interests in providing land bases for the development of biological sequestration offset credits to meet emission reduction requirements; 3.   Knowledge of and/or relationships with financial institutions with interest in providing capital for the development of carbon sequestration tools or implementation of novel technologies to meet emissions reduction requirements; and, 4.  Knowledge of and/or relationships with purchasers of carbon offsets.

Section 3 – Securities and Trading Markets, page 14

4.	We note your response to comment 11 and in our letter dated February 7, 2011. Please amend your disclosure to provide the market information required by Item 201 of Regulation S-K.

We will be amending our disclosure in Form 10K for 2010 which we expect to file before April 18, 2011. In Note 8 of subsequent event, we have the following paragraph:

On March 29, 2011, the Corporation revised stock options granted to Mr. John Wilkes, Mr. Robert G Cormier an Mr. Luc C Duchesne, as directors and officers of the Corporation. More particularly, the options granted to these individuals were at a strike price of $0.03 whereas the market value post the reverse split was $0.34 per share.  In light of this pricing being in-the-money, management decided that the options granted to these individuals were not in the best interest of the shareholders and consequently revised the options granted to a strike price of $0.75 per share with an expiration date of December 31, 2012. The strike price of these options was approved by the Board of Directors as $0.75 per share with an expiration date of December 31, 2012.

Remote Verification Technologies & Compliance CO2 Offsets

103 Metig St	Phone: (705) 253-0339 x 25
Sault Ste Marie, ON	Email: info@bio-carb.com
P6A 5K9	Web : www.bio-carb.com

Corporate Governance and Management, page 15

5.	We note your response to comment 13 in our letter dated February 7, 2011. Please amend your disclosure to discuss indemnification of any officer or director. Refer to Item 702 of Regulation S-K.

Currently there is no insurance or indemnification in place.  Management is currently seeking quotes from insurers.

6.	We note your response to comment 14 in our letter dated February 7, 2011. Please include the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions.

The information requested is contained in Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.  We also emphasize that we will be amending our disclosure in Form 10K for 2010 which we expect to file before April 18, 2011. In Note 8 of subsequent event, we have the following paragraph:

On March 29, 2011, the Corporation revised stock options granted to Mr. John Wilkes, Mr. Robert G Cormier an Mr. Luc C Duchesne, as directors and officers of the Corporation. More particularly, the options granted to these individuals were at a strike price of $0.03 whereas the market value post the reverse split was $0.34 per share.  In light of this pricing being in-the-money, management decided that the options granted to these individuals were not in the best interest of the shareholders and consequently revised the options granted to a strike price of $0.75 per share with an expiration date of December 31, 2012. The strike price of these options was approved by the Board of Directors as $0.75 per share with an expiration date of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments to not foreclose the commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Remote Verification Technologies & Compliance CO2 Offsets

103 Metig St	Phone: (705) 253-0339 x 25
Sault Ste Marie, ON	Email: info@bio-carb.com
P6A 5K9	Web : www.bio-carb.com

The requested declaration is attached to this letter.

Yours truly,

Dr Luc C Duchesne
President and CEO

Remote Verification Technologies & Compliance CO2 Offsets